VIA EDGAR

December 30, 2016

Mr. Trace Rakestraw, Esq.
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Mr. David Manion
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	FSI Low Beta Absolute Return Fund (the “Fund”) (File Nos. 333-176227 and 811-22595)

Dear Messrs. Rakestraw and Manion:

This letter confirms our receipt of oral comments from Mr. Manion on December 2, 2016 and those provided by Mr. Rakestraw on December 28, 2016 to Post-Effective Amendment No. 1 to the Fund’s registration statement on Form N-2 (the “Registration Statement”) filed via EDGAR with the U.S. Securities and Exchange Commission (the “SEC”) on November 23, 2016 (accession number 0001398344-16-021066). We want to thank you for your comments as we found your comments and clarifying questions very helpful in guiding refinements to the registration statement. The Fund’s Board of Trustees (the “Board”) takes its obligations with respect to clients and regulators very seriously and welcomes the opportunity for collaboration, recognizing that there is always room for improvement and clarification.

In order to facilitate this review process, below we have summarized each oral comment provided, immediately followed by our response and corrective actions taken (if applicable). Unless otherwise defined herein, capitalized terms have the meanings set forth in the Registration Statement.

In addition, please note that the Fund is filing concurrently with this response Post-Effective Amendment No. 2 to the Registration Statement (the “Amendment”). The Amendment incorporates updates to the Registration Statement in response to the Comment Letter and makes certain additional changes. The Amendment is marked to note these changes. Separately, the Fund intends to request acceleration of the effective date of the Amendment.

December 30, 2016

Comments/Questions Posed and Our Responses:

Accounting Comments

COMMENT 1. The expense example on page 27 of the Prospectus does not appear to include the repurchase fee. Please include the repurchase fee in the expense example.

RESPONSE 1. The expense example has been recalculated to include the repurchase fee and language had been added indicating as such.

COMMENT 2. In Part C, please include as an exhibit, an executed copy of the distribution agreement.

RESPONSE 2. An executed copy of the distribution agreement has been added as an exhibit to Part C.

Other Comments

COMMENT 1. With respect to the disclosure in the first paragraph of the prospectus, confirm the Fund has not chosen a new index but rather the change simply reflects that “Bloomberg” was added to name of index.

RESPONSE 1. The Fund confirms that the Fund has not chosen a new index; instead the name of the index has changed to include “Bloomberg”.

COMMENT 2. Please confirm that the Fund or its distributor has received a FINRA no objection letter.

RESPONSE 2. The Fund’s distributor has received a FINRA no objection letter with respect to this filing.

COMMENT 3. Please revise the disclosure on page 27 of the SAI (and anywhere else it occurs) regarding the recoupment of fees to clearly indicate that the recoupment must occur within three years of the date of waiver or reimbursement by the Adviser instead of three fiscal years following the end of the fiscal year.

RESPONSE 3. The requested changes have been made.

COMMENT 4. Previously, the Fund responded to a prior Staff comment about the Fund investing in private fund of funds by indicating that:

December 30, 2016

As noted by the Staff, there is no legal prohibition that restricts the Fund’s investment in Private Funds that invest in other investment funds (“Private Fund of Funds”). Moreover, the Prospectus provides investors with sufficient information to determine whether or not to invest in the Fund given its ability to invest in Private Fund of Funds. Specifically, the Prospectus includes the following information: (1) the fact that the Fund may invest over 50% of the Fund’s assets in such products (see Response 4 and new sections “Prospectus Summary – Principal Investment Policies” and “Investment Information – Principal Investment Policies”); (2) the risks of such investments including Expense Layering Risk which contains disclosure to the effect that such investments may result in three levels of fees and potentially greater expenses than if the Fund invested in securities and other financial interests directly (see “Prospectus Summary – Principal Risks – Fund of Funds Structure Risk” and “Principal Risks-Fund of Funds Structure Risk”); and (3) the Fund expenses attributable to its investment in Private Funds and Private Fund of Funds (see “ Fund Expense”).

Please confirm that the Fund’s Prospectus continues to include the disclosures.

RESPONSE 4. The Fund confirms that the Fund’s Prospectus continues to include such disclosures.

* * * * *

Thank you again for your comments to the amendment to the registration statement for the Fund. These comments have been very helpful as we have refined the Fund’s registration statement. Should you have any questions or concerns regarding the responses contained herein, please do not hesitate to contact me.

Very truly yours,

/s/ Edward C. Lawrence
Edward C. Lawrence